CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Annual Review Notes due December 2009	$21,900,000.00	$2,343.30

Pricing Supplement	Pricing Supplement No. 154 to
To prospectus dated January 25, 2006, and prospectus	Registration Statement No. 333-131266
supplement for review notes dated November 24, 2006	Dated December 1, 2006; Rule 424(b)(2)

Structured Investments	Morgan Stanley
$21,900,000
Annual Review Notes Linked to the Nikkei 225 Index due December 10, 2009
General
•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the Nikkei 225 Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level. Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
•	The first Review Date, and therefore the earliest date on which a call may be initiated, is December 7, 2007.
•	Senior unsecured obligations of Morgan Stanley maturing December 10, 2009†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on December 1, 2006 and are expected to settle on or about December 6, 2006.
Key Terms
Index:	The Nikkei 225 Index (the “Index”).
Automatic Call:

If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	100% of the Initial Index Level for all Review Dates.
Payment if called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
•  12.30% x $1,000 if called on the first Review Date
•  24.60% x $1,000 if called on the second Review Date
•  36.90% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, you will not experience a loss of principal at maturity if, on the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level. If, on the final Review Date, the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.
Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	The index closing level on the pricing date, which was 16,321.78.
Ending Index Level:	The index closing level on the final Review Date.
Review Dates†:	December 7, 2007 (first Review Date), December 8, 2008 (second Review Date) and December 7, 2009 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	December 10, 2009
CUSIP:	617446B32

†Subject to postponement in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for review notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$20	$980
Total	$21,900,000	$438,000	$21,462,000

(1)	Certain fiduciary accounts will pay a purchase price of $980 per note, and the placement agents, with respect to sales made to such accounts, will forego any fees.
(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $20.00 per $1,000 principal amount note, but will forego any fees for sales to fiduciary accounts. The total fees represent the maximum amount that the placement agents may receive.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

December 1, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES
You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for review notes dated November 24, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated November 27, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for review notes, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site as changed):

•	Prospectus Supplement for Review Notes dated November 24, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002673/dp04094_424b2.htm
•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for review notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The table below is based on the following assumptions:

•	a Call Level equal to a hypothetical Initial Index Level of 16,000 for all Review Dates;
•	the call premiums used to calculate the call price applicable to the first, second and final Review Dates are 12.30%, 24.60% and 36.90%, respectively, regardless of the appreciation of the Index, which may be significant; and
•	payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Index Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return
Initial	Depreciation at	First	Second	at Final
Index Level	Review Date	Review Date	Review Date	Review Date

28,800.00	80%	12.30%	24.60%	36.90%
27,200.00	70%	12.30%	24.60%	36.90%
25,600.00	60%	12.30%	24.60%	36.90%
24,000.00	50%	12.30%	24.60%	36.90%
22,400.00	40%	12.30%	24.60%	36.90%
20,800.00	30%	12.30%	24.60%	36.90%
19,200.00	20%	12.30%	24.60%	36.90%
17,600.00	10%	12.30%	24.60%	36.90%
16,000.00	0%	12.30%	24.60%	36.90%
15,984.00	-0.1%	N/ A	N/ A	0.00%
15,200.00	-5.0%	N/ A	N/ A	0.00%
14,400.00	-10%	N/ A	N/ A	0.00%
13,600.00	-15%	N/ A	N/ A	-5.56%
12,800.00	-20%	N/ A	N/ A	-11.11%
11,200.00	-30%	N/ A	N/ A	-22.22%
9,600.00	-40%	N/ A	N/ A	-33.33%
8,000.00	-50%	N/ A	N/ A	-44.44%
6,400.00	-60%	N/ A	N/ A	-55.56%
4,800.00	-70%	N/ A	N/ A	-66.67%
3,200.00	-80%	N/ A	N/ A	-77.78%
1,600.00	-90%	N/ A	N/ A	-88.89%
0.00	-100%	N/ A	N/ A	-100.00%

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The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The level of the Index increases from the Initial Index Level of 16,000 to an index closing level of 17,600 on the first Review Date. Because the index closing level on the first Review Date of 17,600 is greater than the Call Level of 16,000, the notes are automatically called, and the investor receives a single payment of $1,123 per $1,000 principal amount note. There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 16,000 to an index closing level of 15,984 on the first Review Date, 15,200 on the second Review Date and 14,400 on the final Review Date. Because (a) the index closing level on each of the Review Dates (15,984, 15,200, and 14,400) is less than the Call Level of 16,000, the notes are not called, and (b) since the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 16,000 to an index closing level of 15,984 on the first Review Date, 14,400 on the second Review Date and 12,800 on the final Review Date. Because (a) the index closing level on each of the Review Dates (15,984, 14,400, and 12,800) is less than the Call Level of 16,000, the notes are not called, and (b) since the Ending Index Level has declined by more than 10% below the Initial Index Level, the investor will receive a payment that is less than the principal amount for each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  STEP-UP APPRECIATION POTENTIAL – If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 12.30% x $1,000 if called on the first Review Date; (ii) 24.60% x $1,000 if called on the second Review Date; or (iii) 36.90% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over three years, the notes will be called before maturity if the index closing level is at or above the Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10% from the Initial Index Level, for every 1% that the Index declines below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE NIKKEI 225 INDEX – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a modified price-weighted average of 225 Japanese companies representing a broad cross- section of Japanese industries. For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the accompanying prospectus supplement for review notes.
  CAPITAL GAINS TAX TREATMENT– You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United StatesFederal Taxation” in the accompanying prospectus supplement for review notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income taxpurposes. Assuming this characterization is respected, your gain or loss on the notes should be treated aslong-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or acourt may not respect this characterization of the notes, in which case the timing and character of any income orloss on the notes could be significantly and adversely affected. You should consult your tax advisor regardingthe treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL– If the notes are not called and the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level from the Initial Index Level below the 10% Buffer. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.
•	LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates

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and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity,as the case may be, than you would if you had invested directly in the Index.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
•	LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.
•	POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
• the expected volatility of the Index;
• the time to maturity of the notes
• the dividend rate on the common stocks underlying the Index
• interest and yield rates in the market generally;
• geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
• our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the index setting date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly index closing level from January 5, 2001 through December 1, 2006. The index closing level on December 1, 2006 was 16,321.78. We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the ending index level will be the Bloomberg page “NKY” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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License Agreements

License Agreement between Nihon Keizai Shimbun, Inc. and Morgan Stanley. As of the issue date of any notes, we will have received the consent of Nihon Keizai Shimbun, Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the notes. Nihon Keizai Shimbun, Inc. has the copyright to the Nikkei 225 Index. All rights to the Nikkei 225 Index are owned by Nihon Keizai Shimbun, Inc. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between NIKKEI and Morgan Stanley” in the accompanying prospectus supplement for review notes.

ERISA

See “ERISA” in the accompanying prospectus supplement for review notes.

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